

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Jeremy Schwartz
Chief Executive Officer
WisdomTree Bitcoin Trust
c/o WisdomTree Digital Commodity Services, LLC
250 West 34th Street, 3rd Floor
New York, New York 10119

> **Re: WisdomTree Bitcoin Trust**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-254134**

Dear Jeremy Schwartz:

    We have reviewed your amended registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-1

General

1. In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Risk Factors, page 12

2. Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Bitcoin, Bitcoin Market, Bitcoin Platforms and Regulation of Bitcoin

Bitcoin Protocol, page 49

3.   We note your response to comment 5 and your revised disclosure that "[w]ith respect to any fork, airdrop or similar event, the Trust will, at the direction of the Sponsor, permanently and irrevocably abandon any Incidental Rights or IR Virtual Currency for no consideration." We also note your disclosure that in the event that the Trust's or Sponsor's policy with respect to forks or airdrops changes, the "Shareholders will be given 60 days' advance notice via a posting on the Trust's website or prospectus supplement or through a current report on Form 8-K in the Trust's annual or quarterly reports." Please revise your disclosure to state that any change to this policy would require the Trust to seek and obtain certain regulatory approvals, including approval by the SEC of an application by the Exchange to amend its listing rules.

Exhibit Index

Exhibit 23.1, page 92

4.   We note that the consent from your accountants in Exhibit 23.1 references Pre-Effective Amendment No. 5. Please request an updated consent.

     Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Todd Zerega